Cohen & Company Capital Markets,

a division of Cohen & Company Securities, LLC

3 Columbus Circle, 24th Floor

New York, NY 10019

VIA EDGAR

December 16, 2025

Mr. Peter McPhun

Mr. Mark Rakip

Ms. Pearlyne Paulemon

Mr. Jeffrey Gabor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TGE Value Creative Solutions Corp (the “Company”) Registration Statement on Form S-1 (Registration No. 333-289690)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on December 18, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus dated December 4, 2025 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature pages follow)

Very truly yours,

COHEN AND COMPANY CAPITAL MARKETS,
a division of Cohen & Company Securities, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director; Head of Capital Markets

[Signature Page to Underwriter’s Acceleration Request Letter]